UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the nine months ended September 30, 2016

Commission file number 001-36028

ARDMORE SHIPPING CORPORATION

(Exact name of Registrant as specified in its charter)

Cumberland House

1 Victoria Street, 5th Floor

Hamilton, HM11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40- F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐           No ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K are (1) Management’s Discussion and Analysis of Financial Condition and Results of Operations and (2) the unaudited condensed interim consolidated financial statements and related notes of Ardmore Shipping Corporation (the “Company”), as at and for the three and nine months ended September 30, 2016 and 2015.

This Report is hereby incorporated by reference into the following registration statements of the Company:

•	Registration Statement on Form F-3 (Registration No. 333-198371) filed with the U.S. Securities and Exchange Commission on August 26, 2014;

•	Registration Statement on Form F-3D (Registration No. 333-203205) filed with the U.S. Securities and Exchange Commission on April 2, 2015;

•	Registration Statement on Form F-3 (Registration No. 333-206501) filed with the U.S. Securities and Exchange Commission on August 21, 2015, as amended;

•	Registration Statement on Form F-3 (Registration No. 333-213343) filed with the U.S. Securities and Exchange Commission on August 26, 2016; and

•	Registration Statement on Form S-8 (Registration No. 333-213344) filed with the U.S. Securities and Exchange Commission on August 26, 2016.

FORWARD LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends,” “estimate”, “forecast”, “plan”, “potential”, “should”, “may”, “will”, “expect” and similar expressions are among those that identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including, among others, the Company’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the strength of world economies and currencies; general market conditions, including fluctuations in charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs; the market for the Company’s vessels; competition in the tanker industry; availability of financing and refinancing; charter counterparty performance; ability to obtain financing and comply with covenants in such financing arrangements; changes in governmental rules and regulations or actions taken by regulatory authorities; general domestic and international political conditions; potential disruption of shipping routes due to accidents, piracy or political events; vessels breakdowns and instances of off-hires; and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company cautions readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARDMORE SHIPPING CORPORATION

Date: November 2 , 2016	By:	/s/ Paul Tivnan
Paul Tivnan
Chief Financial Officer, Treasurer and Secretary

ARDMORE SHIPPING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18. Financial Statements” and “Item 5. Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2015. The unaudited condensed interim consolidated financial statements included in this report have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and are presented in U.S dollars as at and for the three and nine months ended September 30, 2016 and 2015.  Unless the context otherwise requires, the terms “Ardmore,” the “Company”, “we,” “our” and “us” refer to Ardmore Shipping Corporation (NYSE:ASC) and its consolidated subsidiaries.

GENERAL

Ardmore owns and operates a fleet of mid-size product and chemical tankers ranging from approximately 25,000 to 50,000 deadweight tonnes (“Dwt”). Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of tankers.

Ardmore’s core strategy is to continue to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships, and maintain a cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the company grows. Ardmore provides its services to customers through voyage charters, commercial pools and time charters and has established close working relationships with key commercial and technical management partners. Ardmore views the continued development of these relationships as crucial to its long-term success.

We are commercially independent, as we have no blanket employment arrangements with third-party or related-party commercial managers. We market our services directly to our customers, including a range of pooling service providers. As of October 31, 2016, our fleet consisted of 27 vessels, which are reflected in the following table:

Vessel Name	Type	Dwt Tonnes	IMO	Built	Country	Flag	Specification
In Operation
Ardmore Seavaliant	Product/Chemical	49,998	2/3	Feb-13	Korea	MI	Eco-design
Ardmore Seaventure	Product/Chemical	49,998	2/3	Jun-13	Korea	MI	Eco-design
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Sealion	Product/Chemical	49,999	2/3	May-15	Korea	MI	Eco-design
Ardmore Seafox	Product/Chemical	49,999	2/3	Jun-15	Korea	MI	Eco-design
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-15	Korea	MI	Eco-design
Ardmore Seahawk	Product/Chemical	49,999	2/3	Nov-15	Korea	MI	Eco-design
Ardmore Endeavour	Product/Chemical	49,997	2/3	Jul-13	Korea	MI	Eco-design
Ardmore Enterprise (1)	Product/Chemical	49,453	2/3	Sep-13	Korea	MI	Eco-design
Ardmore Endurance	Product/Chemical	49,466	2/3	Dec-13	Korea	MI	Eco-design
Ardmore Encounter	Product/Chemical	49,478	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Explorer	Product/Chemical	49,494	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Exporter	Product/Chemical	49,466	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Engineer	Product/Chemical	49,420	2/3	Mar-14	Korea	MI	Eco-design
Ardmore Seafarer	Product/Chemical	45,744	3	Aug-04	Japan	MI	Eco-mod
Ardmore Seatrader	Product	47,141	—	Dec-02	Japan	MI	Eco-mod
Ardmore Seamaster	Product/Chemical	45,840	3	Sep-04	Japan	MI	Eco-mod
Ardmore Seamariner	Product/Chemical	45,726	3	Oct-06	Japan	MI	Eco-mod
Ardmore Sealeader	Product	47,463	—	Aug-08	Japan	MI	Eco-mod
Ardmore Sealifter	Product	47,472	—	Jul-08	Japan	MI	Eco-mod
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	Korea	MI	Eco-design
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	Korea	MI	Eco-design
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	MI	Eco-design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	MI	Eco-design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-15	Japan	MI	Eco-design
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-15	Japan	MI	Eco-design
Total	27	1,202,568

(1)	The Ardmore Enterprise is expected to deliver in early November 2016

SIGNIFICANT DEVELOPMENTS

Financing

During the quarter ended September 30, 2016, we completed debt financing for our recent acquisition of six vessels. Four of the vessels are being financed through a new $71.3 million senior debt facility with ABN AMRO Bank (“ABN AMRO”). The remaining two vessels were added to Ardmore’s January 2016 credit facility with ABN AMRO and DVB Bank America N.V. (“DVB”), with the facility being increased by $36.6 million and NIBC Bank joining as an additional lender under the facility. Our credit facilities are described in Note 2 (“Debt”) to our condensed interim consolidated financial statements included in this Report on Form 6-K.

Sale of Ardmore Centurion

In September 2016, we agreed to the sale of the 29,000 Dwt product / chemical tanker the Ardmore Centurion. The sales price of the vessel was $15.7 million, resulting in a book loss of $3.0 million at September 30, 2016. The vessel delivered to the buyer on October 4, 2016.

Delivery of Five MR Product / Chemical Tankers

During the quarter ended September 30, 2016, we took delivery of five of the six vessels we agreed to acquire in June 2016. The Ardmore Endurance, Ardmore Explorer, Ardmore Engineer, Ardmore Encounter and Ardmore Explorer are all 49,500 Dwt Eco-Design IMO 2/3 MR product / chemical tankers constructed by STX Offshore and Shipbuilding Co. Ltd. in Korea.

RESULTS OF OPERATIONS

Factors You Should Consider When Evaluating Our Results

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. Please read “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2015 for additional information.

In accordance with U.S. GAAP, we report gross revenues in our income statement and include voyage expenses among our operating expenses. Ship-owners base economic decisions regarding the deployment of their vessels upon actual and anticipated time charter equivalent, or “TCE” rates, and industry analysts typically measure rates in terms of TCE rates. This is because under time charters and pooling arrangements the customer typically pays the voyage expenses, while under voyage charters, also known as spot market charters, the shipowner usually pays the voyage expenses. As a result, for vessels employed directly in the spot market, revenue is recognized on a gross freight basis, while under time chartering and pool arrangements, the charterer typically pays voyage expenses and revenue is recognized on a net basis. To normalize these differences, the discussion of revenue below focuses on TCE rates where applicable.

Statement of Operations for the Three Months Ended September 30, 2016 and September 30, 2015

The following table presents our operating results for the three months ended September 30, 2016 and 2015.

INCOME STATEMENT DATA	Three months ended
	Sept. 30, 2016	Sept. 30, 2015	Variance ($)	Variance (%)
REVENUE
Revenue	37,969,400	47,182,310	(9,212,910)	(20)%

OPERATING EXPENSES
Commissions and voyage related costs	10,011,629	7,959,724	(2,051,905)	(26)%
Vessel operating expenses	13,739,022	11,932,106	(1,806,916)	(15)%
Depreciation	7,340,499	6,629,516	(710,983)	(11)%
Amortization of deferred dry dock expenditure	771,282	447,775	(323,507)	(72)%
General and administrative expenses	4,024,289	2,792,312	(1,231,977)	(44)%
Total operating expenses	35,886,721	29,761,433	(6,125,288)	(21)%

Profit from operations	2,082,679	17,420,877	(15,338,198)	(88)%

Interest expense and finance costs	(3,901,112)	(3,806,461)	(94,651)	(2)%
Interest income	66,174	4,665	61,509	1,319%
Loss on asset held for sale	(3,028,416)	-	-	100%

Profit / (loss) before taxes	(4,780,675)	13,619,081	(18,399,756)	(135)%

Income tax	(19,250)	(17,102)	(2,148)	(13)%

Net profit / (loss)	(4,799,925)	13,601,979	(18,401,904)	(135)%

Revenue. Revenue for the three months ended September 30, 2016 was $38.0 million, a decrease of $9.2 million from $47.2 million for the three months ended September 30, 2015.

The average number of owned vessels increased to 22.7 for the three months ended September 30, 2016 from 21.3 for the three months ended September 30, 2015, resulting in total revenue days of 2,046 for the three months ended September 30, 2016, as compared to 1,962 for the three months ended September 30, 2015.

We had 11 and 14 vessels employed under time charter and pool arrangements as at September 30, 2016 and September 30, 2015, respectively. Revenue days derived from time charter and pool arrangements were 1,030 for the three months ended September 30, 2016, as compared to 1,227 for the three months ended September 30, 2015. The decrease in revenue days in time charter and pool arrangements resulted in a decrease in revenue of $3.5 million, while lower charter rates for the quarter ended September 30, 2016 resulted in a decrease in revenue of $3.0 million.

We had 16 and eight vessels employed directly in the spot market as at September 30, 2016 and September 30, 2015, respectively. For spot chartering arrangements, we had 1,016 revenue days for the three months ended September 30, 2016, as compared to 735 for the three months ended September 30, 2015. This increase in revenue days derived from spot chartering arrangements resulted in an increase in revenue of $9.6 million, offset by a $12.2 million decrease in spot market revenue due to lower spot rates during the quarter ended September 30, 2016.

For vessels employed directly in the spot market, revenue is recognized on a gross freight basis, while under time chartering and pool arrangements, the charterer typically pays voyage expenses and revenue is recognized on a net basis.

Commissions and Voyage Related Costs. Commissions and voyage related costs were $10.0 million for the three months ended September 30, 2016, an increase of $2.0 million from $8.0 million for the three months ended September 30, 2015.

Revenue days increased to 2,046 for the three months ended September 30, 2016, as compared to 1,962 for the three months ended September 30, 2015. For spot chartering arrangements, we had 1,036 revenue days for the three months ended September 30, 2016, as compared to 735 for the three months ended September 30, 2015. This increase in revenue days results in an increase in commissions and voyage related expenses of $2.0 million. In direct spot employment, all voyage expenses are borne by us as opposed to the charterer, while under time chartering and pool arrangements, the charterer typically pays voyage expenses.

TCE Rate. The average TCE rate for our fleet was $13,889 per day for the three months ended September 30, 2016, decreasing by $6,311 per day from $20,200 per day for the three months ended September 30, 2015.

Vessel Operating Expenses. Vessel operating expenses were $13.7 million for the three months ended September 30, 2016, an increase of $1.8 million from $11.9 million for the three months ended September 30, 2015. This increase is primarily due to an increase in the number of vessels in operation for the three months ended September 30, 2016. Due to the nature of this expenditure, vessel operating expenses are prone to fluctuations between periods. Fleet operating costs per day, including technical management fees, were $6,584 for the three months ended September 30, 2016, as compared to $6,119 for the three months ended September 30, 2015.

Depreciation. Depreciation expense for the three months ended September 30, 2016 was $7.3 million, an increase of $0.7 million from $6.6 million for the three months ended September 30, 2015. The increase is primarily due to an increase in the average number of owned vessels to 22.7 for the three months ended September 30, 2016 from 21.3 for the three months ended September 30, 2015.

Amortization of Deferred Drydock Expenditure. Amortization of deferred drydock expenditure for the three months ended September 30, 2016 was $0.8 million, an increase of $0.4 million from $0.4 million for the three months ended September 30, 2015. The capitalized costs of drydockings for a given vessel are depreciated on a straight line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses. General and administrative expenses for the three months ended September 30, 2016 were $4.0 million, as compared to $2.8 million for the three months ended September 30, 2015. The increase primarily reflects additional corporate and commercial costs associated with operating a larger fleet in the spot market of $0.9 million. Average headcount increased to 35 for the three months ended September 30, 2016 from 26 for the three months ended September 30, 2015. Professional fees increased by $0.3 million during the three months ended September 30, 2016 primarily as a consequence of transactional costs associated with vessels and financings.

Interest Expense and Finance Costs. Interest expense and finance costs (which include loan interest, capital lease interest, and amortization of deferred financing fees, and are net of capitalized interest) for the three months ended September 30, 2016 were $3.9 million, as compared to $3.8 million for the three months ended September 30, 2015. Cash interest expense decreased by $0.3 million to $3.3 million for the three months ended September 30, 2016 from $3.6 million for the three months ended September 30, 2015. This is explained by a reduction in the interest expense following the refinancing of debt completed during the first quarter of 2016 in addition to the sale of the Ardmore Calypso and Ardmore Capella. Capitalized interest, which relates to vessels under construction, was nil for the three months ended September 30, 2016, as compared to $0.3 million for the three months ended September 30, 2015, as there were no vessels under construction during the three months ended September 30, 2016. Amortization of deferred financing charges for the three months ended September 30, 2016 was $0.6 million, as compared to $0.5 million for the three months ended September 30, 2015.

Statement of Operations for the Nine months ended September 30, 2016 and September 30, 2015

The following table presents our operating results for the nine months ended September 30, 2016 and 2015.

INCOME STATEMENT DATA	Nine months ended
	Sept. 30, 2016	Sept. 30, 2015	Variance ($)	Variance (%)
REVENUE
Revenue	121,224,907	116,110,860	5,114,047	4%

OPERATING EXPENSES
Commissions and voyage related costs	23,762,818	22,626,960	(1,135,858)	(5)%
Vessel operating expenses	40,290,408	32,410,042	(7,880,366)	(24)%
Depreciation	21,578,136	17,252,021	(4,326,115)	(25)%
Amortization of deferred dry dock expenditure	2,050,091	1,617,799	(432,292)	(27)%
General and administrative expenses	11,266,648	7,635,934	(3,630,714)	(48)%
Total operating expenses	98,948,101	81,542,756	(17,405,345)	(21)%

Profit from operations	22,276,806	34,568,104	(12,291,298)	(36)%

Interest expense and finance costs	(12,294,821)	(7,945,689)	(4,349,132)	(55)%
Interest income	107,425	10,688	96,737	905%
Gain on disposal of vessels	451,962	-	451,962	100%
Loss on asset held for sale	(3,028,416)	-	(3,028,416)	100%

Profit before taxes	7,512,956	26,633,103	(19,120,147)	(72)%

Income tax	(77,250)	(43,688)	(33,562)	(77)%

Net profit	7,435,706	26,589,415	(19,153,709)	(72)%

Revenue. Revenue for the nine months ended September 30, 2016 was $121.2 million, an increase of $5.1 million from $116.1 million for the nine months ended September 30, 2015.

The average number of owned vessels increased to 23.1 for the nine months ended September 30, 2016 from 18.6 for the nine months ended September 30, 2015, resulting in total revenue days of 6,218 in 2016 as compared to 5,022 in 2015.

We had 11 and 14 vessels employed under time charter and pool arrangements as at September 30, 2016 and September 30, 2015 respectively. Revenue days derived from time charter and pool arrangements were 3,524 for the nine months ended September 30,2016 compared to 3,143 for the nine months ended September 30, 2015. The increase in revenue days in time charter and pool arrangements resulted in an increase in revenue of $6.3 million while improving market conditions resulted in additional revenue of $0.8 million.

We had 16 vessels and eight vessels employed directly in the spot market as at September 30, 2016 and September 30, 2015, respectively. For spot chartering arrangements we had 2,693 revenue days for the nine months ended September 30, 2016 as compared to 1,879 for the nine months ended September 30, 2015. This increase in revenue days derived from spot chartering arrangements resulted in an increase in revenue of $27.9 million while lower charter rates for the nine months ended September 30, 2016 decreased spot chartering revenue by $29.9 million.

For vessels employed directly in the spot market, revenue is recognized on a gross freight basis, while under time chartering and pool arrangements, the charterer typically pays voyage expenses and revenue is recognized on a net basis.

Commissions and voyage related costs. Commissions and voyage related costs were $23.8 million for the nine months ended September 30, 2016, an increase of $1.2 million from $22.6 million for the nine months ended September 30, 2015. This increase was due to an increase in spot chartering related revenue days, partially offset by lower bunker prices for the nine months ended September 30, 2016.

Revenue days increased to 6,218 for the nine months ended September 30, 2016 as compared to 5,022 for the nine months ended September 30, 2015. For spot chartering arrangements, we had 2,714 revenue days for the nine months ended September 30, 2016, as compared to 1,879 for the nine months ended September 30, 2015. This increase in revenue days is offset by lower bunker prices for the nine months ended September 30, 2016, resulting in a decrease in commissions and voyage related expenses of $0.9 million. In direct spot employment, all voyage expenses are borne by us as opposed to the charterer, while under time chartering and pool arrangements, the charterer typically pays voyage expenses.

TCE rate. The TCE rate for our fleet was $15,796 per day for the nine months ended September 30, 2016, decreasing by $3,059 per day from $18,855 per day for the nine months ended September 30, 2015.

Vessel operating expenses. Vessel operating expenses were $40.3 million for the nine months ended September 30, 2016, an increase of $7.9 million from $32.4 million for the nine months ended September 30, 2015. This increase is primarily due to an increase in the number of vessels in operation for the nine months ended September 30, 2016. Due to the nature of this expenditure, vessel operating expenses are prone to fluctuations between periods. Fleet operating costs per day, including technical management fees, were $6,356 for the nine months ended September 30, 2016, as compared to $6,261 for the nine months ended September 30, 2015.

Depreciation. Depreciation expense for the nine months ended September 30, 2016 was $21.6 million, an increase of $4.4 million from $17.2 million for the nine months ended September 30, 2015. The increase is primarily due to an increase in the average number of owned vessels to 23.1 for the nine months ended September 30, 2016, from 18.6 for the nine months ended September 30, 2015.

Amortization of deferred drydock expenditure. Amortization of deferred drydock expenditure for the nine months ended September 30, 2016 was $2.1 million as compared to $1.6 million for the nine months ended September 30, 2015. The capitalized costs of drydockings for a given vessel are depreciated on a straight line basis to the next scheduled drydocking of the vessel.

General and administrative expenses. General and administrative expenses for the nine months ended September 30, 2016 were $11.3 million, as compared to $7.6 million for the nine months ended September 30, 2015. The increase primarily reflects additional corporate and commercial costs associated with operating a larger fleet in the spot market of $2.8 million. Average headcount increased to 34 for the nine months ended 30 September 2016 from 21 for the nine months ended 30 September 2015. As a result, other miscellaneous costs also increased by $0.3 million. Professional fees increased by $0.6 million for the nine months ended September 30, 2016 as a consequence of transactional costs associated with offerings, vessels and financings.

Interest expense and finance costs. Interest expense and finance costs (which include loan interest and amortization of deferred financing fees and are net of capitalized interest) for the nine months ended September 30, 2016 were $12.3 million, as compared to $7.9 million for the nine months ended September 30, 2015. Cash interest expense increased by $1.2 million to $10.2 million for the nine months ended September 30, 2016 from $9.0 million for the nine months ended September 30, 2015. This was the result of an increase in the average debt balance following the delivery of nine vessels since September 30, 2015, partially offset by a reduction in the interest expense following the refinancing of debt completed during the first quarter of 2016. Capitalized interest, which relates to vessels under construction, was nil for the nine months ended September 30, 2016, as compared to $2.3 million for the nine months ended September 30, 2015, as there were no vessels under construction during the nine months ended September 30, 2016. Amortization of deferred financing charges for the nine months ended September 30, 2016 was $2.0 million, as compared to $1.2 million for the nine months ended September 30, 2015.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities and capital raised through financing transactions. As at September 30, 2016, our total cash and cash equivalents were $53.0 million, an increase of $12.9 million from $40.1 million as at December 31, 2015. We believe that our working capital, together with expected cash flows from operations and availability under credit facilities, will be sufficient for our present requirements.

Our short-term liquidity requirements include the payment of operating expenses, drydocking expenditures, debt servicing costs, dividends on our shares of common stock, scheduled repayments of long-term debt, as well as funding our other working capital requirements. Our short-term spot charters, including participating in spot charter pooling arrangements, contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. Time charters provide contracted revenue that reduces the volatility (as rates can fluctuate within months) and seasonality from revenue generated by vessels that operate in the spot market. Commercial pools reduce revenue volatility because they aggregate the revenues and expenses of all pool participants and distribute net earnings to the participants based on an agreed upon formula. Spot charters preserve flexibility to take advantage of increasing rate environments, but also expose the ship-owner to decreasing rate environments.

Our long-term capital needs are primarily for capital expenditures and debt repayment. Generally, we expect that our long-term sources of funds will be cash balances, long-term bank borrowings and other debt or equity financings. We expect that we will rely upon internal and external financing sources, including cash balances, bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures.

Our credit facilities are described in Notes 2 (“Debt”) to our condensed interim consolidated financial statements included in this Form 6-K. Our financing facilities contain covenants and other restrictions we believe are typical of debt financing collateralized by vessels, including covenants that restrict the relevant subsidiaries from incurring or guaranteeing additional indebtedness, granting certain liens, and selling, transferring, assigning or conveying assets. Our financing facilities do not impose a restriction on dividends, distributions, or returns of capital unless an event of default has occurred, is continuing or will result from such payment. Our financing facilities require us to maintain various financial covenants. Should we not meet these financial covenants or other covenants, the lenders may declare our obligations under the applicable agreements immediately due and payable, and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. This could lead to cross-defaults under other financing agreements and result in obligations becoming due and commitments being terminated under such agreements. As at September 30, 2016, we were in compliance with all covenants relating to our financing facilities.

During the quarter ending March 31, 2016, we completed a refinancing of substantially all of our outstanding debt to our condensed interim consolidated financial statements included in this Report. The covenants and other conditions on all new facilities are consistent with those of our prior credit facilities.

CASH FLOW DATA

Cash Flow Data for the Three and Nine months Ended September 30, 2016 and September 30, 2015

CASH FLOW DATA	Three months ended		Nine months ended
	Sept. 30, 2016	Sept. 30, 2015	Sept. 30, 2016	Sept. 30, 2015
Net cash provided by operating activities	4,200,206	14,404,113	32,558,821	27,986,026
Net cash (used in) investing activities	(130,897,463)	(45,103,786)	(111,535,142)	(192,367,821)
Net cash provided by financing activities	76,538,512	32,117,680	91,837,420	147,808,390

Cash provided by operating activities

For the three months ended September 30, 2016, cash flow provided by operating activities was $4.2 million. Net profit (after adding back depreciation, amortization and other non-cash items) was an inflow of $7.7 million. Changes in operating assets and liabilities resulted in an outflow of $2.8 million and drydock payments were $0.7 million. For the three months ended September 30, 2015, cash flow provided by operating activities was $14.4 million. Net profit (after adding back depreciation, amortization and other non-cash items) was an inflow of $21.5 million. Changes in operating assets and liabilities resulted in an outflow of $6.4 million and drydock payments were $0.7 million.

For the nine months ended September 30, 2016, cash flow provided by operating activities was $32.6 million. Net profit (after adding back depreciation, amortization and other non-cash items) was an inflow of $37.2 million. Changes in operating assets and liabilities resulted in an outflow of $1.7 million and drydock payments were $2.9 million. For the nine months ended September 30, 2015, cash flow provided by operating activities was $28.0 million. Net profit (after adding back depreciation, amortization and other non-cash items) was an inflow of $47.7 million. Changes in operating assets and liabilities resulted in an outflow of $18.0 million and drydock payments were $1.7 million.

Cash (used in) investing activities

For the three months ended September 30, 2016, net cash used in investing activities was $130.9 million, consisting of payments in relation to the acquisition of vessels and equipment of $130.8 million. For the three months ended September 30, 2015, net cash used in investing activities was $45.1 million. Payments for the completion of vessels under construction, along with vessel equipment was $40.9 million for the three months then ended. Payments in the quarter for vessels still under construction at September 30, 2015 were $4.0 million.

For the nine months ended September 30, 2016, net cash used in investing activities was $111.5 million, consisting of payments in relation to the acquisition of vessels and equipment of $148.3 million and net proceeds from the sale of the Ardmore Calypso and the Ardmore Capella of $37.6 million., payments for leasehold improvements of $0.5 million and payments for equipment and other non-current assets of $0.3 million. For the nine months ended September 30, 2015, net cash used in investing activities was $192.4 million. Payments for the completion of vessels under construction, along with vessel equipment, was $169.0 million for the nine months then ended. Payments for vessels still under construction at September 30, 2015 were $23.1 million.

Cash provided by financing activities

For the three months ended September 30, 2016, the net cash provided by financing activities was $76.5 million. Drawdowns of long-term debt amounted to $90.6 million and repayments of debt amounted to $9.4 million. We made no debt prepayments during the three months ended September 30, 2016 and September 30, 2015. We also incurred $1.6 million of deferred finance charges for loan facilities. Quarterly cash dividends paid were $3.1 million for the period. For the three months ended September 30, 2015, the net cash provided by financing activities was $32.1 million. Drawdowns of long-term debt amounted to $41.8 million and repayments of debt amounted to $7.1 million. Total principal repayments of the capital lease arrangement were $0.4 million. We incurred $0.3 million of deferred finance charges for loan facilities, and for commitment fees payable in respect of other financing committed for vessels which were under construction. Quarterly cash dividends paid were $1.8 million for the period.

For the nine months ended September 30, 2016, the net cash provided by financing activities was $91.8 million. Drawdowns of long-term debt amounted to $92.6 million and repayments of debt amounted to $19.7 million. We made no debt prepayments during such period. Total principal repayments of the capital lease arrangement were $27.1 million. We also incurred $5.8 million of deferred finance charges for loan facilities. Net proceeds from the public offering of 7.5 million common shares we completed on June 13, 2016 were $64.1 million. Quarterly cash dividends paid were $9.4 million for the period. There was also a repurchase of common stock of $3.0 million. For the nine months ended September 30, 2015, the net cash provided by financing activities was $147.8 million. Drawdowns of long-term debt amounted to $174.7 million and repayments of debt amounted to $17.9 million. We made no debt prepayments during such period. Total principal repayments of the capital lease arrangement were $1.3 million. We also incurred $1.6 million of deferred finance charges for loan facilities, and for commitment fees payable in respect of other financing committed for vessels under construction. Quarterly cash dividends paid were $6.2 million for the period.

CAPITAL EXPENDITURES

Drydock

The drydocking schedule for our vessels that were in operation as of September 30, 2016 is as follows:

	For the Years Ended December 31,
	2016	2017	2018	2019
Number of vessels in drydock (excluding in-water surveys)	5	4	8	10

We endeavor to manage the timing of future dockings across the fleet in order to minimize the number of vessels that are drydocked at any one time. As our fleet matures and expands, our drydock expenses are likely to increase.

CRITICAL ACCOUNTING ESTIMATES

We prepare our financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ materially from our assumptions and estimates. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties are discussed in “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2015. There have been no significant changes to these estimates and assumptions in the nine months ended September 30, 2016.

OFF-BALANCE SHEET ARRANGEMENTS

As of September 30, 2016, we had no off-balance sheet arrangements.

DISCLOSURES ABOUT MARKET RISK

In addition to the risks set forth below, you should carefully consider the risk factors discussed in “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year end December 31, 2015, regarding risks which could materially affect our business, financial condition and results of operations.

Foreign Exchange Risk

The majority of our transactions, assets and liabilities are denominated in U.S. Dollars, our functional currency. We incur certain general and operating expenses in other currencies (primarily the Euro, Singapore Dollar, Pounds Sterling, Hong Kong Dollar) and, as a result, there is risk to us that currency fluctuations may have a negative effect on the value of our cash flows. Such risk may have an adverse effect on our financial condition and results of operations. We believe these adverse effects to be immaterial and we have not entered into any derivative contracts to manage foreign exchange risk during the nine months ended September 30, 2016.

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect our results of operations and our ability to repay debt. We regularly monitor interest rate exposure and may enter into swap arrangements to hedge exposure where it is considered economically advantageous to do so.

The disclosure in the immediately following paragraph about the potential effects of changes in interest rates are based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts. A sensitivity analysis is constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by the inability to include the extraordinarily complex market reactions that normally would arise from the market shifts. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This forward-looking disclosure also is selective in nature and addresses only the potential impacts on our borrowings.

Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in our variable interest rates would have increased or decreased our interest expense for the nine-month period ended September 30, 2016 by $4.1 million (2015: $3.3 million) using the average long-term debt balance and actual interest incurred in each period.

Liquidity Risk

Our principal objective in relation to liquidity is to ensure that we have access at minimum cost to sufficient liquidity to enable us to meet our obligations as they come due and to provide adequately for contingencies. Our policy is to manage our liquidity by forecasting of cash flows arising from or expense relating to time charter revenue, pool revenue, vessel operating expenses, general and administrative overhead and servicing of debt.

Credit Risk

There is a concentration of credit risk with respect to our cash and cash equivalents to the extent that substantially all of these items are held with one bank — Nordea Bank. While we believe this risk of loss is low, we will keep this matter under review and revise our policy for managing cash and cash equivalents if considered advantageous and prudent to do so.

We limit our credit risk with trade accounts receivable by performing ongoing credit evaluations of our customers’ financial condition. We generally do not require collateral for our trade accounts receivable.

We may be exposed to credit risk in relation to vessel employment and at times may have multiple vessels employed by one charterer. We consider and evaluate concentration of credit risk regularly and perform on-going evaluations of these charterers for credit risk. As at September 30, 2016 our 27 vessels in operation were employed with fifteen different charterers.

Ardmore Shipping Corporation

INDEX TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Page
Unaudited Condensed Interim Consolidated Balance Sheets as at September 30, 2016 and December 31, 2015	F-2
Unaudited Condensed Interim Consolidated Statement of Operations for the three and nine months ended September 30, 2016 and September 30, 2015	F-3
Unaudited Condensed Interim Consolidated Statements of Changes in Equity for the nine months ended September 30, 2016, and twelve months ended December 31, 2015	F-4
Unaudited Condensed Interim Consolidated Statements of Cash Flows for the nine months ended September 30, 2016 and September 30, 2015	F-5
Notes to the Unaudited Condensed Interim Consolidated Financial Statements	F-6

Ardmore Shipping Corporation

Unaudited Condensed Interim Balance Sheets

As at September 30, 2016 and December 31, 2015

(Expressed in U.S. Dollars, unless otherwise stated)

	As at
	Sept. 30, 2016	Dec. 31, 2015
ASSETS
Current assets
Vessels held for sale	15,195,595	37,083,985
Cash and cash equivalents	52,970,481	40,109,382
Receivables, trade	21,469,853	26,189,316
Working capital advances	3,100,000	3,475,000
Prepayments	1,069,560	1,042,359
Advances and deposits	6,482,360	3,511,872
Other receivables	23,035	23,953
Inventories	6,588,014	3,969,483
Total current assets	106,898,898	115,405,350

Non-current assets
Vessels and vessel equipment, net	765,434,782	658,628,933
Deferred dry dock expenditure, net	3,699,130	3,730,374
Deposit for vessel acquisition	2,775,000	-
Leasehold improvements	493,100	-
Other non-current assets, net	635,588	432,951
Total non-current assets	773,037,600	662,792,258

TOTAL ASSETS	879,936,498	778,197,608

LIABILITIES AND EQUITY
Current liabilities
Payables, trade	11,238,756	12,482,540
Charter revenue received in advance	1,609,367	1,192,317
Other payables	111,799	144,932
Accrued interest on loans	1,901,587	1,752,226
Current portion of long-term debt	49,521,393	27,014,500
Current portion of capital lease obligations	-	26,771,911
Total current liabilities	64,382,902	69,358,426

Non-current liabilities
Non-current portion of long-term debt	407,756,525	361,227,904
Total non-current liabilities	407,756,525	361,227,904

Equity
Share capital	340,613	263,297
Additional paid in capital	405,118,751	338,226,370
Treasury stock	(4,272,477)	(1,278,546)
Accumulated surplus	6,610,184	10,400,157
Total equity	407,797,071	347,611,278

TOTAL LIABILITIES AND EQUITY	879,963,498	778,197,608

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

F-2

Ardmore Shipping Corporation

Unaudited Condensed Interim Consolidated Statement of Operations

For the three and nine months ended September 30, 2016 and September 30, 2015

(Expressed in U.S. Dollars, unless otherwise stated)

	Three months ended		Nine months ended
	Sept 30, 2016	Sept 30, 2015	Sept 30, 2016	Sept 30, 2015
REVENUE
Revenue	37,969,400	47,182,310	121,224,907	116,110,860

OPERATING EXPENSES
Commissions and voyage related costs	10,011,629	7,959,724	23,762,818	22,626,960
Vessel operating expenses	13,739,022	11,932,106	40,290,408	32,410,042
Depreciation	7,340,499	6,629,516	21,578,136	17,252,021
Amortization of deferred dry dock expenditure	771,282	447,775	2,050,091	1,617,799
General and administrative expenses	4,024,289	2,792,312	11,266,648	7,635,934
Total operating expenses	35,886,721	29,761,433	98,948,101	81,542,756

Profit from operations	2,082,679	17,420,877	22,276,806	34,568,104

Interest expense and finance costs	(3,901,112)	(3,806,461)	(12,294,821)	(7,945,689)
Interest income	66,174	4,665	107,425	10,688
Gain on disposal of vessels	-	-	451,962	-
Loss on asset held for sale	(3,028,416)	-	(3,028,416)	-
Profit / (loss) before taxes	(4,780,675)	13,619,081	7,512,956	26,633,103

Income tax	(19,250)	(17,102)	(77,250)	(43,688)

Net profit / (loss)	(4,799,925)	13,601,979	7,435,706	26,589,415

Earnings / (loss) per share, basic and diluted	(0.14)	0.52	0.26	1.02
Weighted average number of shares outstanding, basic and diluted	33,518,013	26,079,260	28,988,963	26,025,191

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

F-3

Ardmore Shipping Corporation

Unaudited Condensed Interim Consolidated Statements of Changes in Equity

For the nine months ended September 30, 2016

And for the twelve months ended December 31, 2015

(Expressed in U.S. Dollars, unless otherwise stated)

	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury stock	Accumulated surplus / (deficit)	TOTAL
Balance as at January 1, 2015	25,980,600	261,000	339,082,131	(1,278,546)	(10,864,492)	327,200,093
Share based compensation	-	-	1,436,505	-	-	1,436,505
Dividend payments	229,711	2,297	(2,292,266)	-	(10,690,316)	(12,980,285)
Profit for year	-	-	-	-	31,954,965	31,954,965
Balance as at December 31, 2015	26,210,311	263,297	338,226,370	(1,278,546)	10,400,157	347,611,278
Equity offering	7,500,000	75,000	64,044,332	-	-	64,119,332
Share based compensation	-	-	978,672	-	-	978,672
Repurchase of common stock	(366,347)	-	-	(2,993,931)	-	(2,993,931)
Dividend payments	231,647	2,316	1,869,377	-	(11,225,679)	(9,353,986)
Profit for the period	-	-	-	-	7,435,706	7,435,706
Balance as at September 30, 2016	33,575,611	340,613	405,118,751	(4,272,477)	6,610,184	407,797,071

The accompanying notes are an integral part of these condensed interim consolidated financial statements

F-4

Ardmore Shipping Corporation

Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the nine months ended September 30, 2016 and September 30, 2015

(Expressed in U.S. Dollars, unless otherwise stated)

	Nine months ended
	Sept 30, 2016	Sept 30, 2015
OPERATING ACTIVITIES
Net profit	7,435,706	26,589,415
Non-cash items:
Depreciation	21,578,136	17,252,021
Amortization of deferred dry dock expenditure	2,050,091	1,617,799
Share based compensation	978,672	1,074,474
Loss on disposal of vessels	2,576,454
Amortization of deferred finance charges	2,072,562	1,188,100
Changes in operating assets and liabilities:	-
Receivables, trade	4,719,464	(16,869,910)
Working capital advances	375,000	(2,745,000)
Prepayments	(27,201)	(997,768)
Advances and deposits	(2,970,488)	474,503
Other receivables	918	590,603
Inventories	(2,618,531)	(1,641,978)
Payables, trade	(1,243,784)	2,397,572
Charter revenue received in advance	417,050	318,641
Other payables	(33,133)	(404,941)
Accrued interest on loans	147,001	607,451
Deferred dry dock expenditure	(2,899,096)	(1,734,956)
Net cash provided by operating activities	32,558,821	27,986,026

INVESTING ACTIVITIES
Payments for acquisition of vessels and equipment	(145,533,463)	(168,991,746)
Payments for vessels under construction	-	(23,092,463)
Net proceeds from sale of vessels	37,612,414
Deposit for vessel acquisition	(2,775,000)
Payments for leasehold improvements	(493,100)
Payments for other non-current assets	(345,993)	(283,612)
Net cash (used in) investing activities	(111,535,142)	(192,367,821)

FINANCING ACTIVITIES
Proceeds from long-term debt	92,636,000	174,727,500
Repayments of long term debt	(19,698,260)	(17,909,450)
Repayments of capital leases	(27,097,348)	(1,257,124)
Payments for deferred finance charges	(5,774,351)	(1,570,795)
Net proceeds from equity offering	64,119,332	-
Repurchase of common stock	(2,993,931)	-
Payment of dividend	(9,354,022)	(6,181,741)
Net cash provided by financing activities	91,837,420	147,808,390

Net increase / (decrease) in cash and cash equivalents	12,861,099	(16,573,405)

Cash and cash equivalents at the beginning of the year	40,109,382	59,879,596

Cash and cash equivalents at the end of the period	52,970,481	43,306,191

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

F-5

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in U.S. Dollars, unless otherwise stated)

1.	General information and significant accounting policies

1.1.	Background

Ardmore Shipping Corporation (NYSE: ASC) (‘‘ASC’’), together with its subsidiaries (collectively ‘‘Ardmore’’ or ‘‘the Company’’), provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size product and chemical tankers. As at October 31, 2016, Ardmore had 26 vessels in operation. The average age of Ardmore’s operating fleet at September 30, 2016 was 4.4 years.

1.2.	Management and organizational structure

ASC was incorporated in the Republic of the Marshall Islands on May 14, 2013. ASC commenced business operations through its predecessor company, Ardmore Shipping LLC, on April 15, 2010. On August 6, 2013, ASC completed its initial public offering (the ‘‘IPO’’) of 10,000,000 shares of its common stock. Prior to the IPO, GA Holdings LLC, who was then ASC’s sole shareholder, exchanged its 100% interest in Ardmore Shipping LLC (‘‘ASLLC’’) for 8,049,500 shares of ASC, and ASLLC became a wholly owned subsidiary of ASC. Immediately following the IPO, GA Holdings LLC held 44.6% of the outstanding common stock of ASC, with the remaining 55.4% held by public investors. In March 2014, ASC completed a follow-on public offering of 8,050,000 shares of its common stock. In November 2015, ASC completed a secondary offering of 4,000,000 shares of its common stock held by GA Holdings LLC.

In June 2016, Ardmore completed a public offering of 7,500,000 shares of its common stock. As of September 30, 2016, GA Holdings LLC held 5,787,942 common shares, or 17.24% of the outstanding common stock of ASC, with the remaining 82.76 % held by public investors.

As at September 30, 2016, ASC has 46 wholly owned subsidiaries, the majority of which represent single ship-owning companies for ASC’s fleet. Ardmore Shipping (Bermuda) Limited, a wholly-owned subsidiary incorporated in Bermuda, carries out the Company’s management services and associated functions. Ardmore Shipping Services (Ireland) Limited, a wholly-owned subsidiary incorporated in Ireland, provides the Company’s corporate, accounting, fleet administration and operations services. Each of Ardmore Shipping (Asia) Pte. Limited and Ardmore Shipping (Americas) LLC, wholly owned subsidiaries incorporated in Singapore and Delaware, respectively, performs commercial management and chartering services for the Company.

1.3.	Basis of preparation

The accompanying unaudited condensed interim consolidated financial statements, which include the accounts of ASC and its subsidiaries, have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. All subsidiaries are 100% directly or indirectly owned by ASC. All intercompany balances and transactions have been eliminated on consolidation. These unaudited condensed interim consolidated statements and the accompanying notes should be read in conjunction with the Company’s consolidated financial statements and notes thereto for the year ended December 31, 2015.

These unaudited condensed interim consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows as at and for the periods presented.

The consolidated balance sheet as of December 31, 2015 has been derived from the audited financial statements at that date, but does not include all of the footnotes required by U.S. GAAP for complete financial statements.

1.4.	Summary of significant accounting policies

Except as detailed under Section 1.6 below, there have been no changes in the Company’s significant accounting policies for the nine months ended September 30, 2016 as compared to the significant accounting policies described in the Company’s audited consolidated financial statements for the year ended December 31, 2015.

F-6

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in U.S. Dollars, unless otherwise stated)

1.5.	Share based payments

The Company may grant share-based payment awards, such as restricted stock units or stock appreciation rights, as incentive-based compensation to certain employees and directors. The Company measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period, which generally equals the vesting period. If the award contains a market condition, such conditions are included in the determination of the fair value of the stock unit. Once the fair value has been determined, the associated expense is recognized in the consolidated statement of operations over the requisite service period. For additional information, please see Note 7 (“Stock appreciation rights”).

1.6.	Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (‘‘FASB’’) issued Accounting Standards Update (‘‘ASU’’) No. 2014-09, Revenue from Contracts with Customers, or ASU 2014-09, a standard that will supersede virtually all of the existing revenue recognition guidance in U.S. GAAP and is effective for the Company for annual periods beginning after December 15, 2017. Early adoption is not permitted. The standard establishes a five-step model that will apply to revenue earned from a contract with a customer. The standard’s requirements will also apply to the sale of some non-financial assets that are not part of the entity’s ordinary activities (e.g., sales of property or plant and equipment). Extensive disclosures will be required, including disaggregation of total revenue, information about performance obligations, changes in contract asset and liability account balances between periods and key judgments and estimates. Management is in the process of assessing the effect of this new standard.

In August 2014, the FASB issued new guidance on determining when and how to disclose going-concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern for one year after the date that the financial statements are issued or available to be issued. An entity must provide certain disclosures if conditions or events raise substantial doubt about the entity’s ability to continue as a going concern. This guidance is effective for the Company on January 1, 2017, with early adoption permitted. The Company does not currently expect the adoption of this guidance to have an impact on its consolidated financial statements.

In April 2015, FASB issued ASU No. 2015-03, Interest — Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. The update simplifies the presentation of debt issuance costs by requiring that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of debt liability. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this update. This update is effective for interim and annual periods beginning after December 15, 2015, and is to be applied retrospectively. Ardmore chose to adopt this standard update early, and has presented deferred finance fees as a direct deduction from the carrying amount of the applicable debt liabilities as at December 31, 2015.

In February 2016, the FASB issued ASU No. 2016-02 Leases, a standard which will replace previous topics on lease accounting. The revised guidance will require lessees to recognize on their balance sheet a right of use asset and corresponding liability in respect of all material lease contracts. Ardmore currently recognizes on its balance sheet those leases classified as capital leases. Those leases that are currently accounted for as operating leases will have to be reviewed and potentially included on Ardmore’s balance sheet in accordance with the new guidance. This guidance is effective for the Company on January 1, 2019 and a modified retrospective approach is required for leases that exist or are entered into after the beginning of the earliest comparative period in the financial statements. Management is in the process of assessing the full effect of this new standard.

In March 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting (Topic 718). The new update will require all income tax effects of awards to be recognized in the income statement when the awards vest or are settled. It will also allow an employer to repurchase more of an employee’s shares than it can today for tax withholding purposes without triggering liability accounting and to make a policy election to account for forfeitures as they occur. The guidance is effective for the Company on January 1, 2017. Early application is permitted in any annual or interim period for which financial statements have not been issued or made available for issuance, but all of the guidance must be adopted in the same period. Management is in the process of assessing the effect of this new standard.

F-7

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in U.S. Dollars, unless otherwise stated)

1.7.	Financial instruments

The carrying values of cash and cash equivalents, trade receivables and trade payables reported in the consolidated balance sheet are reasonable estimates of their fair values due to their short-term nature. The fair values of long-term debt approximate the recorded values due to the variable interest rates payable.

2.	Debt

As at September 30, 2016, Ardmore had six loan facilities. ASC’s applicable ship-owning subsidiaries have granted first priority mortgages against the relevant vessels in favor of the lenders as security for Ardmore’s obligations under the loan facilities. As at September 30, 2016, there were first priority mortgages on 27 of the Company’s vessels relating to these facilities. ASC and its subsidiary ASLLC have provided guarantees in respect of the loan facilities. These guarantees can be called upon following a payment default. The outstanding principal balances on each loan facility as at September 30, 2016 and December 31, 2015 are as follows:

	As at
	Sept 30, 2016	Dec 31, 2015
Facility I ("First ABN AMRO Facility")	3,500,000	5,000,000
Facility II ("Second ABN AMRO Facility")	-	50,270,000
Facility III ("DVB Facility")	-	80,462,000
Facility IV ("Joint Bank Facility")	-	212,282,628
Facility V ("NIBC Bank Facility")	10,660,000	11,725,000
Facility VI ("CACIB Bank Facility")	37,600,000	36,725,000
Facility VII (“ABN/DVB/NIBC Joint Bank Facility”)	218,350,100	-
Facility VIII (“Nordea/SEB Joint Bank Facility”)	145,292,268	-
Facility IX (“Third ABN AMRO Facility”)	54,000,000	-
Total debt	469,402,368	396,464,628
Deferred Finance Fees	(12,124,450)	(8,222,224)
Net Total Debt	457,277,918	388,242,404
Current portion of long-term debt	52,578,462	29,137,825
Current portion of deferred finance fees	(3,057,069)	(2,123,325)
Total current portion of long-term debt	49,521,393	27,014,500
Non-current portion of long-term debt	407,756,525	361,227,904

Future minimum repayments under the Company’s loan existing facilities for each year indicated below are as follows:

As at
Sept 30, 2016
2016	11,217,816
2017	44,871,264
2018	42,371,264
2019	40,871,264
2020	40,871,264
2021	44,076,264
2022	199,397,232
2023	45,726,000
469,402,368

F-8

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in U.S. Dollars, unless otherwise stated)

First ABN AMRO Bank Facility

On March 16, 2011, three of ASC’s subsidiaries entered into a $40.5 million long-term loan facility agreement with ABN for vessel acquisitions. A total of $32 million was drawn down on this facility and the remaining $8.5 million is no longer available for borrowing. The loan bears interest at LIBOR plus 3.25%. On March 28, 2013, two of the subsidiaries party to this loan entered into a capital lease arrangement (see Note 4). As part of this arrangement the senior debt outstanding on the two vessels of $17.9 million was repaid in full on April 2, 2013. As such, one ASC subsidiary remains as a borrower under this facility. Principal repayments on loans are made on a quarterly basis. The loan fully matures in 2018.

Second ABN AMRO Bank Facility

On August 24, 2011, two of ASC’s subsidiaries entered into a long-term $48.9 million loan facility agreement with ABN to finance two vessels under construction. This loan was drawn down fully. Interest on the loan was calculated at LIBOR plus 3.20%. On April 29, 2015, the two applicable subsidiaries entered into a $10.0 million term loan facility for an additional tranche for the two vessels in operation. The full amount of the additional tranche was drawn down in May 2015 and bore interest commencing at LIBOR plus 4.50%. This loan facility was repaid in full in January 2016.

DVB Bank Facility

On September 28, 2012, five of ASC’s subsidiaries entered into a $81.85 million long-term loan facility agreement with DVB both to refinance existing financed vessels and to finance two vessels under construction. The first tranche was drawn down in October 2012 and bore interest at LIBOR plus 3.75%. The second and third tranches were drawn down in January 2014 and February 2014, and bore interest at LIBOR plus 2.45%. On April 29, 2015, the five subsidiaries entered into a $15.0 million term loan facility for an additional tranche for the five vessels in operation. The full amount of the loan was drawn down in May, 2015 and bores interest at LIBOR plus 4.50%. This loan facility was repaid in full in January 2016.

Joint Bank Facility

On March 19, 2014, eight of ASC’s subsidiaries entered into a $172.0 million long-term loan facility with ABN, Nordea and SEB to finance eight vessels under construction. On July 24, 2014, the Company increased the aggregate principal amount available under this facility by up to $53.3 million to $225.3 million, in order to finance three secondhand vessels which the Company acquired in 2014. The first and second tranches of the increased facility were drawn down in August 2014. The third tranche was drawn down in September 2014. Interest was calculated on each of these tranches at LIBOR plus 2.95%. There were eight further tranches drawn down under the loan facility between February and November 2015. Interest was calculated on each of those tranches at LIBOR plus 3.15%. This loan facility was repaid in full in January 2016.

NIBC Bank Facility

On September 12, 2014, one of ASC’s subsidiaries entered into a $13.5 million long-term loan facility with NIBC Bank N.V. to finance a secondhand vessel acquisition which delivered to Ardmore in 2014. The facility was drawn down in September 2014 and bears interest at a rate of LIBOR plus 2.90%. Principal repayments on loans are made on a quarterly basis, with a balloon payment paid with the final instalment. The loan facility matures in 2021.

CACIB Bank Facility

On May 22, 2014, two of ASC’s subsidiaries entered into a $39.0 million long-term loan facility with CACIB to finance two vessels under construction. On March 10, 2016, this facility was refinanced, the lenders provided an additional $25 million commitment for additional financing and an additional tranche of $2.3 million was drawn down. The $25 million of additional financing was drawn and repaid in full during the three month period ended September 30, 2016. The full facility matures in 2022. Interest is calculated on each tranche at a rate of LIBOR plus 2.50%. Principal repayments on loans are made on a quarterly basis, with a balloon payment payable with the final instalment.

F-9

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in U.S. Dollars, unless otherwise stated)

ABN/DVB/NIBC Joint Bank Facility

On January 13, 2016, 11 of ASC’s subsidiaries entered into a $213 million long-term loan facility (including an incremental commitment of $20 million to fund future acquisitions) with ABN and DVB to refinance existing facilities. The loan, other than the $20 million commitment, was fully drawn down on January 22, 2016. Interest is calculated at a rate of LIBOR plus 2.55%. The loan matures in 2022. On August 4, 2016 this facility was upsized by $36.6 million for two vessel acquisitions, and NIBC Bank joined as additional lenders under the facility. The upsized portion is in two tranches; interest is calculated at a rate of LIBOR plus 2.75%. The additional tranches mature in 2023. Principal repayments on loans are made on a quarterly basis, with a balloon payment payable with the final instalment.

Nordea/SEB Joint Bank Facility

On January 13, 2016, seven of ASC’s subsidiaries entered into a $151 million long-term loan facility with Nordea and SEB to refinance existing facilities. The loan was fully drawn down on January 22, 2016. Interest is calculated at a rate of LIBOR plus 2.50%. The loan matures in 2022. Principal repayments on loans are made on a quarterly basis, with a balloon payment payable with the final instalment.

Third ABN AMRO Facility

On July 29, 2016, four of ASC’s subsidiaries entered into a $71.3 million long-term loan facility with ABN for vessel acquisitions. Three of the four tranches were drawn down during the third quarter of 2016. Interest is calculated at a rate of LIBOR plus 2.75%. The loan matures in 2023. Principal repayments on loans are made on a quarterly basis, with a balloon payment payable with the final instalment.

Long-term debt financial covenants

Ardmore’s long-term debt facilities described above include certain covenants. The financial covenants require that ASC:

•	maintain minimum solvency of not less than 30%;
•	maintain minimum cash and cash equivalents based on the number of vessels owned and chartered-in and 5% of outstanding debt. The required minimum cash balance as of September 30, 2016 was $20.25 million;
•	ensure that the aggregate fair market value of the applicable vessels plus any additional collateral is no less than 130% of the debt outstanding for the facility;
•	maintain a corporate net worth of not less than $150 million;
•	maintain positive working capital, excluding balloon maturities; and
•	maintain at all times a ratio of EBITDA plus a portion of cash in excess of Ardmore’s minimum liquidity to total interest expense of at least 2.25:1.

The Company was in full compliance with all of its loan covenants as of September 30, 2016.

F-10

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in U.S. Dollars, unless otherwise stated)

3.	Sale of vessels previously held under Capital Leases

On March 28, 2013, two of ASC’s subsidiaries entered into an agreement, which took effect on April 2, 2013, for the sale and leaseback (under a capital lease arrangement) of the Ardmore Calypso and Ardmore Capella. This transaction was treated as a financing transaction. As part of this arrangement, the senior debt outstanding on the vessels of $17.9 million was repaid in full on April 2, 2013. The capital leases were scheduled to expire in 2018 and included a mandatory purchase obligation for the seller to repurchase the vessels, as well as a purchase option exercisable by Ardmore.

In October 2015, Ardmore agreed terms for the sale of the Ardmore Calypso and Ardmore Capella. Effective November 2015, Ardmore reclassified these vessels as Vessels Held for Sale and ceased to depreciate the vessels. Ardmore exercised the purchase option for the two vessels during the second quarter of 2016 and repaid all amounts outstanding under the capital lease. The sale price for the two vessels was $38.5 million, resulting in an overall net gain of $0.5 million when Ardmore delivered the vessels to the buyers during April and May of 2016.

The gain on disposal of the vessels for the nine months ended September 30, 2016 is calculated as follows:

	Calypso	Capella	Total
Sales proceeds	19,150,000	19,350,000	38,500,000
Net book value of vessels	(18,783,238)	(18,253,669)	(37,036,907)
Sale related costs	(273,458)	(228,210)	(501,668)
Lease Termination Costs and Related Finance Fees	(254,731)	(254,732)	(509,463)
Net (Loss) / Gain	(161,427)	613,389	451,962

	As at
	Sept 30, 2016	Dec 31, 2015
Current portion of capital lease obligations	-	27,097,348
Current portion of deferred finance fees	-	(325,437)
Total capital lease obligations	-	26,771,911

4.	Vessels held for sale

Assets recorded under capital leases discussed in Note 3, were included in vessels held for sale and consisted of the below at December 31, 2015. In September 2016, Ardmore agreed the terms of sale of the Ardmore Centurion. Effective September 9, 2016 Ardmore reclassified this vessel as Vessel held for sale and ceased to depreciate the vessel. The sale price for the vessel was $15.7 million resulting in a book loss of $3.0 million at September 30, 2016.

	As at
	Sept 30, 2016	Dec 31, 2015
Vessels held for sale	15,195,595	37,083,985
	15,195,595	37,083,985

5.	Interest expense and finance costs

	Nine months ended
	Sept 30, 2016	Sept 30, 2015
Interest incurred	10,222,259	9,023,901
Capitalized interest	-	(2,266,311)
Amortization of deferred financing charges	2,072,562	1,188,099
	12,294,821	7,945,689

F-11

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in U.S. Dollars, unless otherwise stated)

6.	Commitments and contingencies

As at September 30, 2016, the Company had the following commitments:

	2016	2017-2019	2020-2022
Loan commitment fees	98,804	-	-
Office space	21,373	809,131	770,543
	120,177	809,131	770,543

Loan commitment fees are based on management’s best estimates of future drawdown dates as of September 30, 2016.

7.	Stock appreciation rights (“SARs”)

As at September 30, 2016, ASC had granted 1,346,190 SARs (inclusive of 2,964 forfeited SARs) to certain of its officers and directors under its 2013 Equity Incentive Plan. Under a SAR award, the grantee is entitled to receive the appreciation of a share of ASC’s common stock following the grant of the award. Each SAR provides for a payment of an amount equal to the excess, if any, of the fair market value of a share of ASC’s common stock at the time of exercise of the SAR over the per share exercise price of the SAR, multiplied by the number of shares for which the SAR is then exercised. Payment under the SAR will be made in the form of shares of ASC’s common stock, based on the fair market value of a share of ASC’s common stock at the time of exercise of the SAR.

The SAR awards provide that in no event will the appreciation per share for any portion of the SAR award be deemed to exceed four times (i.e., 400%) the per share exercise price of the SAR. In other words, the fair market value of a share of our common stock for purposes of calculating the amount payable under the SAR is not deemed to exceed five times (i.e. 500%) the per share exercise price of the SAR. Any appreciation in excess of four times the per share exercise price of the SAR will be disregarded for purposes of calculating the amount payable under the SAR. Vesting on all awards up to July 31, 2016 was subject to certain market conditions being met. On that date the vesting will revert to being solely dependent on time of service. The grant date fair value was calculated by applying a model based on the Monte Carlo simulation. The model inputs were the grant price, dividend yield based on the initial intended dividend set out by the Company, a risk-free rate of return equal to the zero coupon U.S. Treasury bill commensurate with the contractual terms of the units and expected volatility based on the average of the most recent historical volatilities in the Company’s peer group. A summary of awards, simulation inputs and outputs is as follows:

				Monte Carlo Simulation Inputs
Date	SARs Awarded	Exercise Price	Vesting Period	Grant Price	Dividend Yield	Risk-free rate of Return	Expected Volatility	Weighted Average Fair Value @grant date	Average Expected Exercise Life
01-Aug-13	1,078,125	$14.00	5 yrs	$14.00	2.87%	2.15%	54.89%	$4.28	4.9 - 6.0 yrs
12-Mar-14	22,118	$13.66	3 yrs	$13.66	2.93%	2.06%	56.31%	$4.17	4.6 - 5.0 yrs
01-Sept-14	5,595	$13.91	3 yrs	$13.91	2.88%	2.20%	53.60%	$4.20	4.5 - 5.0 yrs
06-Mar-15	37,797	$10.25	3 yrs	$10.25	3.90%	1.90%	61.38%	$2.98	4.2 - 5.0 yrs
15-Jan-16	205,519	$9.20	3 yrs	$9.20	6.63%	1.79%	58.09%	$2.20	4.0 – 5.0 yrs

F-12

Ardmore Shipping Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(Expressed in U.S. Dollars, unless otherwise stated)

The cost of each tranche is being recognized by the Company on a straight line basis. The recognition of share-based compensation costs related to the tranches that vest before July 31, 2016 would have been accelerated if the market condition is met and the requisite service period has been completed. The Company’s policy for issuing shares, if exercised, is to register and issue new common shares to the beneficiary. The movement for the period ended September 30, 2016 is set forth below:

	No. of Units	Weighted average exercise price
Balance as at January 1, 2016	1,142,056	$13.87
SARs granted during the nine months ending September 30, 2016	205,519	$9.20
SARs exercised/converted/expired during the nine months ending September 30, 2016	-	-
SARs forfeited during the nine months ending September 30, 2016	(1,385)	-
Balance as at September 30, 2016 (none of which are exercisable or convertible)	1,346,190	$13.16

The total cost related to non-vested awards expected to be recognized through 2018 is set forth below:

Period	TOTAL
2016	1,302,610
2017	457,042
2018	155,219
1,914,871

8.	Subsequent Events

The Ardmore Centurion which was held for sale as at September 30, 2016 was delivered and sold to the purchaser on October 4, 2016 for a sale price of $15.7 million.

F-13